UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Final Amendment)

Westway Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

96169B100
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 96169B100
1	NAMES OF REPORTING PERSONS. Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 96169B100
1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 96169B100
1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Introduction

   This Final Amendment to Schedule 13D ("Final Amendment to Schedule 13D"), amends and restates the Schedule 13D filed on August 17, 2009 by the Reporting Persons (as defined in Item 2, below) ("Schedule 13D"), relating to their beneficial ownership of the Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Westway Group, Inc., a Delaware corporation (the "Issuer").

   Integrated Core Strategies (US) LLC tendered 12,859,747 warrants pursuant to a tender offer by the Issuer that expired on September 21, 2010. Accordingly, this Final Amendment to Schedule 13D is being filed to report a material change in the number of shares of Class A Common Stock beneficially owned or deemed to be beneficially owned by Integrated Core Strategies (US) LLC, Millennium Management LLC or Israel A. Englander, as the case may be, since the filing of the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Westway Group, Inc. The address of the Issuer’s principal executive offices is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130. This Final Amendment to Schedule 13D relates to the Issuer’s Class A Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  (a)-(c), (f). This Final Amendment to Schedule 13D is being filed by Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies").

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies, and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

   Integrated Core Strategies, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Final Amendment to Schedule 13D.

   The business address for Integrated Core Strategies and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   (d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (the "SEC") and the Attorney General of the State of New York (the "NYAG"), relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction), but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

    Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 100 shares of Class A Common Stock held by Integrated Core Strategies was $500, calculated on an average cost basis (excluding brokerage commissions), by account. Integrated Core Strategies effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Integrated Core Strategies as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business, and in the course of that business employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons may be managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   In pursuing their business, some of the Reporting Persons’ portfolio managers analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). (Other portfolio managers, who may also have long or short positions in securities of the Issuer from time to time, trade pursuant to quantitative or other strategies that do not involve such analyses and discussions.) From time to time, one or more of the portfolio managers may hold discussions with third parties or with management of issuers (including the Issuer) in which the portfolio managers may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more transactions of the type specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Final Amendment to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date this Final Amendment to Schedule 13D, Integrated Core Strategies is the beneficial owner of 100 shares of the Issuer’s Class A Common Stock

   Millennium Management, as the general partner of the managing member of Integrated Core Strategies, may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

   Accordingly, as of the date of this filing, the Reporting Persons beneficially own or may be deemed to beneficially own (as the case may be), 100 shares or 0.0% of the Issuer’s Class A Common Stock. The calculation of the foregoing percentage is on the basis of 13,957,933 shares of Class A Common Stock outstanding as of August 9, 2010, as per the Issuer’s Form 10-Q dated August 9, 2010. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

   (b)  Integrated Core Strategies holds shared power to vote and to dispose of the 100 shares of the Issuer’s Class A Common Stock described in (a) above. Millennium Management and Mr. Englander may be deemed to hold shared power to vote and to dispose of the 100 shares of the Issuer’s Class A Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

   (c)  Transactions in the Issuer’s Class A Common Stock and warrants during the past 60 days: Integrated Core Strategies (US) LLC tendered 12,859,747 warrants pursuant to a tender offer by the Issuer that expired on September 21, 2010. The Reporting Persons did not effect any other transactions in the Issuer’s Class A Common Stock or warrants during the past 60 days

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Issuer’s Class A Common Stock reported in this Final Amendment to Schedule 13D.

   (e)  On September 21, 2010, the Reporting Persons ceased to beneficially own in excess of 5% of the Issuer’s Common Stock.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Integrated Core Strategies’ prime brokers, such prime brokers are permitted to lend securities in Integrated Core Strategies’ accounts to the extent permitted by debit balances in such accounts. Integrated Core Strategies generally will not have any knowledge of the specific loans made by such prime brokers. In the ordinary course of business, Integrated Core Strategies (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. However, it should be noted that shares lent by Integrated Core Strategies’ prime brokers, may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Integrated Core Strategies.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of September 22, 2010, by and among Integrated Core Strategies (US) LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2010

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner By: /s/ David Nolan Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC By: /s/ David Nolan Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the Class A Common Stock, par value $0.0001 per share, of Westway Group, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 22, 2010

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner By: /s/ David Nolan Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC By: /s/ David Nolan Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander